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                                                                    EXHIBIT 11.1


                                 PROTHERICS PLC

                                 CODE OF ETHICS


         This Code of Ethics sets out basic principles and standards of conduct to guide the Chief Executive Officer, Chief Financial Officer and Controller (each an "Officer" and collectively, the "Officers") of Protherics PLC (the "Company"). Each of the Officers must conduct themselves in accordance with these principles and standards.

         Claims of violations of this Code will be investigated by appropriate personnel or Company representatives. Those who violate the standards in this Code may be subject to disciplinary action, including dismissal.

1.       HONEST AND ETHICAL CONDUCT

         The Officers should act ethically and in good faith, with honesty and integrity, when acting on behalf of the Company or in connection with the Company's business or operations.

2.       COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. All of the Officers must respect and obey the laws of the cities, states and countries in which we operate.

         The Officers will receive from time to time training sessions to promote compliance with laws, rules and regulations.

3.       RECORD-KEEPING

         Accuracy and reliability in the preparation of all business records is mandated by law and is critically important to the Company's decision-making process and to the proper discharge of its financial, legal, and reporting obligations. All of the Company's books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company's transactions and must conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or "off-balance sheet" liabilities or assets should not be maintained unless permitted by applicable law or regulation. The Officers have a responsibility to promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company provides to its shareholders or files with or submits to the U.K. Stock Exchange and U.S. Securities and Exchange Commission.

4.       CONFLICTS OF INTEREST

         The Officers must avoid conflicts of interest involving the Company or its business. A "conflict of interest" occurs when an Officer's private interest interferes in any way, or even appears to interfere, with the interests of the Company as a whole. A conflict situation can arise when an Officer takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an



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Officer or a member of his or her family, receives improper personal benefits as a result of his or her position in or with the Company. Loans to, or guarantees of obligations of, such persons are of special concern and may be prohibited by law. Any Officer who becomes aware of a conflict or potential conflict of interest or any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest should bring it to the attention of the General Counsel. Conflicts of interest may not always be clear, so if you have a question, you should consult with the General Counsel of the Company or other personnel or legal counsel designated by the Company from time to time.

5.       CONFIDENTIALITY

         The Officers must maintain the confidentiality of information entrusted or made available to them by the Company or the Company's affiliated entities, except when disclosure is authorised by the Company or legally mandated, and must not use that information for personal advantage. Confidential information includes all financial, patient and other records and non-public information that, if disclosed, might be of use to competitors, or harmful to the Company or its affiliated practices.

6.       CORPORATE OPPORTUNITIES

         The Officers are prohibited from (a) taking for themselves opportunities that are discovered through the use of the Company's property, information or position, without the consent of a majority of the disinterested members of the Board of Directors, (b) using the Company's property, information or position for improper personal gain or (c) competing with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

7.       FAIR DEALING

         Each Officer should endeavor to deal fairly with the Company's affiliated entities, suppliers, competitors and employees. The Officers should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice in connection with the Company's business.

8.       PROTECTION AND PROPER USE OF COMPANY ASSETS

         The Officers should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

9.       WAIVERS OF THE CODE OF ETHICS

         Any waiver of this Code for the Officers may be made only by the Company's non-executive Chairman who may refer the matter to the Company's Board of Directors and will be promptly disclosed as required by law or other applicable rules.


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10.      REPORTING ILLEGAL OR UNETHICAL BEHAVIOR OR VIOLATIONS OF THIS CODE

         We must all work to ensure prompt and consistent action against violations of this Code. Officers are encouraged to contact the Company's Chairman or other appropriate personnel about observed illegal or unethical behavior or violations of this Code and when in doubt about the best course of action in a particular situation. Any claim of a possible violation may be made anonymously if the claimant so desires, and all claimants shall be provided confidentiality in the handling of the potential violation. The Officers are expected to cooperate in internal investigations of misconduct.

11.      ADMINISTRATION OF CODE

         This Code shall be administered by the Company's Chairman. The Officers are encouraged to seek guidance regarding the application or interpretation of this Code from the Company's Chairman and are expected to cooperate fully in any investigation of any potential violation of this Code.













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